788 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-899-5450 F: 604-484-4710

News Release	No. 15-303
July 15, 2015

Platinum Group Metals Update and Third Quarter Results

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM-TSX; PLG-NYSE MKT) (“Platinum Group” or the “Company”) reports the Company’s financial results for the nine months ended May 31, 2015 and provides recent highlights and outlook. All amounts herein are reported in Canadian dollars unless otherwise specified.

During the quarter the Company continued the safe advancement of construction at the 82.9% owned WBJV Project 1 Platinum Mine (“Project 1”). The Company’s primary focus continues to be on the successful start-up of production at Project 1 targeted for calendar Q4 2015. At Project 1 approximately US$407 million has been invested in construction and development as at May 31, 2015. The latest mine plan calls for the production of 250,000 ounces per year of platinum, palladium, rhodium and gold at steady state.

During the quarter the Company also continued to advance the Waterberg palladium and platinum deposit, discovered by Platinum Group, with continued drilling, engineering and metallurgical work. The Waterberg deposit is still open for expansion and an updated resource calculation for the now combined (see below) Waterberg JV and the Waterberg Extension projects is in progress and expected for public release in July 2015. The Waterberg Project is in prefeasibility study by project teams from DRA, a global independent mining engineering firm, and Platinum Group Metals.

On May 26, 2015 the Company announced that the Japan Oil, Gas and Metals National Corporation ("JOGMEC") had committed to fund the next US $20 million of joint venture funding at Waterberg. In conjunction with JOGMEC's firm funding commitment, Platinum Group Metals, JOGMEC and empowerment partner Mnombo Wethu Consultants ("Mnombo") have agreed to consolidate the Waterberg Joint Venture and the Waterberg Extension projects into one unitized project area.

Recent Highlights

•	Project 1 is now approximately 90% complete in terms of the surface plant and cost estimate scope of work at May 31, 2015 and is scheduled for first production in calendar Q4 2015.

•	Today the Company announced updated resources and reserves for Project 1. See news release dated July 15, 2015 and the Company’s May 31, 2015 Management’s Discussion and Analysis for details.

•

As a result of the Waterberg consolidation (see below), and with the funding provided by JOGMEC, approximately 15 drill rigs and crews have returned to active status at the Waterberg site and are actively drilling at this time. Drilling is intended to move new areas of T Zone and Super F Zone mineralization into the indicated confidence category for inclusion in a prefeasibility study now in process.

PLATINUM GROUP METALS LTD.	…2

•

On May 26, 2015, JOGMEC, Mnombo and the Company amended the existing agreement between them to consolidate the Waterberg JV and Waterberg Extension properties into one unitized project area. Under the terms of the amendment the Company is to transfer all of the Waterberg prospecting licenses and applications into a new holding and operating corporation of which the Company will own 45.65% and JOGMEC will own 28.35%. Mnombo will continue to own 26%. Combined with the Company’s indirect stake through ownership of Mnombo, the Company holds a 58.65% interest. As part of the agreement JOGMEC has committed to fund US$20 million in exploration and engineering work over the next three years up to March 31, 2018.

•

On April 20, 2015 the Company announced that a new high grade intercept on the Waterberg Extension had confirmed the strike continuation of the F Zone for 3.4 kilometers north of the known Waterberg deposit. Hole WE049 returned assays of 2.03 g/t 3E over 21.45 meters (1.42 g/t palladium, 0.54 g/t platinum and 0.07 g/t gold) from 1166.05 to 1187.67 meters. Hole WE049 is 1.5 kilometers north of hole WE046 announced December 5, 2014. The extent of the F Zone in the area of WE049 now remains open in all directions.

•	On February 16, 2015 the Company entered into a credit agreement with a syndicate of lenders led by Sprott Resource Lending Partnership for a Senior Secured Loan Facility of up to US$40 million.

•

On December 31, 2014, with the strong support of its major shareholders, the Company closed a bought deal financing for gross proceeds of US$114 million ($132 million) on the issuance of 214.8 million common shares of the Company. Net proceeds were approximately US$106 million ($124 million) after fees, commissions and other costs.

•

On December 5, 2014, the Company announced that a new high grade intercept on the Waterberg Extension had confirmed the strike continuation of the F Zone for 1.9 kilometers north of the known Waterberg deposit. Hole WE046 D1 returned assays of 6.03 g/t 3E over 4.52 meters (4.15 g/t palladium, 1.46 g/t platinum and 0.42 g/t gold). The extent of the F Zone in the area of WE046 now remains open in all directions.

•

On October 21, 2014 the Company announced the completion of 71,000 meters of vertical core drilling at the Waterberg projects, successfully expanding and detailing the Waterberg T, F and Super F Zones. Intercepts included hole WB123 on the Waterberg JV returning an 80 meter thickness intercept of 4.80 g/t 3E (1.41 g/t platinum, 3.18 g/t palladium, 0.21 g/t gold, 0.10% Cu and 0.23% Ni) from 370 to 450 meters. An updated resource estimate for Waterberg including this drilling is due for publication in July, 2015.

Financial Results for the Nine Months Ended May 31, 2015

For details of the consolidated financial statements (the “Financial Statements”) and Management’s Discussion and Analysis for the nine months ended May 31, 2015, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

At May 31, 2015 the Company held a cash balance of $98.1 million. During the nine months ended May 31, 2015, the Company incurred a net loss of $4.5 million (May 31, 2014 – net loss of $7.6 million). General and administrative expenses during the period were $6.5 million (May 31, 2014 - $5.8 million) and gains on foreign exchange were $8.9 million (May 31, 2014 – $0.47 million). Finance income consisting of interest earned and property rental fees in the period amounted to $3.5 million (May 31, 2014 - $3.4 million). Loss per share for the period amounted to $0.01 as compared to a loss of $0.02 per share for the comparative period in fiscal 2014.

Amounts receivable at May 31, 2015, totalled $8.6 million while accounts payable and accrued liabilities amounted to $9.1 million. Amounts receivable were comprised primarily of value added taxes repayable to the Company in South Africa and amounts receivable from partners. Accounts payable included contract construction fees, drilling expenses, engineering fees, accrued professional fees and regular trade payables for ongoing equipment procurement, construction, development, exploration and administration costs.

During the period ended May 31, 2015, total expenditures by the Company for development, construction, equipment and other costs for Project 1 were approximately $128 million. Expenditures by the Company during the period for exploration on the Waterberg projects were approximately $8.7 million, with a further $3.5 million funded by JOGEMC.

Since 2012 operating costs have continued to escalate in Rand terms. General project construction scope and schedules have been implemented well by the EPCM engineer DRA and the Platinum Group Project teams.

Outlook

The Company’s key business objective and focus for calendar 2015 will be to continue with underground development and mine construction at Project 1 and to achieve first production in calendar Q4 2015.

An updated independent mineral resource estimate for Waterberg based on more than 71,000 meters of new drilling completed prior to May 2015 is planned for completion and publication in July, 2015.

The Company plans to advance Waterberg through project and infrastructure engineering as well as confirmation drilling and exploration activities to be primarily funded by JOGMEC for US$20 million over the next three years to March 31, 2018.

There are 15 rigs currently drilling on the Waterberg Project with the objective of upgrading additional areas of inferred resources to the indicated category for inclusion in a prefeasibility study now underway. Importantly, this drilling includes areas of Super F mineralization on the former Waterberg Extension where the grade and thickness of the F Zone may be targeted for a bulk, low cost mining methods. Due to the change in scope to consider and optimize more of the deposit’s strike length, the prefeasibility study is now anticipated to be completed in early 2016.

About Platinum Group Metals Ltd.

Platinum Group Metals Ltd., based in Johannesburg, South Africa and Vancouver, Canada, has a successful track record with more than 20 years of experience in exploration, mine discovery, mine construction and mine operations.

Formed in 2000, Platinum Group holds significant mineral rights in the Bushveld Igneous Complex of South Africa, which is host to over 70% of the world's primary platinum production. The Company is currently focused on moving its first, high-grade, near-surface Western Bushveld Joint Venture (WBJV) Project 1 platinum deposit, to production in the fourth quarter of 2015.

Platinum Group has expanded its exploration efforts on the North Limb of the Bushveld Complex where it is focused on the exploration, resource update, and pre-feasibility study of the 29 million ounce Waterberg platinum and palladium deposit. (Inferred, 287 million tonnes grading 3.15 g/t 4E (0.94g/t Pt, 1.92 g/t Pd, 0.04 g/t Rh, 0.25 g/t Au)). See Technical Report on SEDAR filed December 19, 2014. The Company is the operator of the Waterberg Project, with technical input from partners JOGMEC and Mnombo.

Qualified Person

R. Michael Jones, P.Eng., the Company’s President, Chief Executive Officer and a significant shareholder of the Company, is a non-independent qualified person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects and is responsible for preparing the technical information contained in this news release.

On behalf of the Board of
Platinum Group Metals Ltd.

Frank R. Hallam
CFO & Corporate Secretary

For further information contact:
                  R. Michael Jones, President & CEO
                  or Kris Begic, VP, Corporate Development
                  Platinum Group Metals Ltd., Vancouver
                  Tel: (604) 899-5450 / Toll Free: (866) 899-5450
                  www.platinumgroupmetals.net

Disclosure

The Toronto Stock Exchange and the NYSE MKT LLC have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

The securities described in this press release have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent such registration or an available exemption therefrom.

This press release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively “forward-looking statements”). Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, plans, postulate and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this press release include, without limitation, statements regarding potential funding under the Senior Secured Loan Facility and the use of proceeds thereof, plans and estimates regarding exploration, studies, development, construction and production on the Company’s properties, other economic projections and the Company’s outlook. Statements of resources and reserves also constitute forward-looking statements to the extent they represent estimates of mineralization that will be encountered on a property and/or estimates regarding future costs, revenues and other matters. Although the Company believes the forward-looking statements in this press release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, that the Company may be unsuccessful in satisfying the conditions to draw down under the Senior Secured Loan Facility, in negotiating and completing future funding transactions; variations in market conditions; the nature, quality and quantity of any mineral deposits that may be located; metal prices; other prices and costs; currency exchange rates; the Company’s ability to obtain any necessary permits, consents or authorizations required for its activities; the Company’s ability to produce minerals from its properties successfully or profitably, to continue its projected growth, or to be fully able to implement its business strategies; and other risk factors described in the Company’s Form 40-F annual report, annual information form and other filings with the Securities and Exchange Commission and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively.